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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes       [ ]    No        [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8
(33-11828).

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  FUTUREMEDIA COMPLIES WITH NASDAQ REQUIREMENT REGARDING DISCLOSURE OF AUDITOR
                                     OPINION

    BRIGHTON, England, Jan. 3 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDAY), a leading learning and communications company, today announced that in accordance with the requirements of the Nasdaq Marketplace Rules, that its accounting firm issued a going concern qualification in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 14, 2006.

    About Futuremedia:

    Futuremedia plc is a global media company providing online education, e-marketing and communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training, ebc and Button Communications. For more information, visit www.futuremedia.co.uk.
    All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/03/2007
    /CONTACT: US - Mike Smargiassi/Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: January 3, 2007